SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009 (report no.1).

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: City of San Jose Police Department to Implement NICE Security Solution, NICE Inform, for its Communications Center, Dated May 14, 2009.

99.2 Press Release: Leading Belgian Utilities Contact Center Outsourcer, N-Allo, Upgrades to Integrated NICE SmartCenter Solutions for its 6 VoIP Contact Centers, Dated May 20, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: June 4, 2009

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EXHIBIT INDEX

99.1 Press Release: City of San Jose Police Department to Implement NICE Security Solution, NICE Inform, for its Communications Center, Dated May 14, 2009.

99.2 Press Release: Leading Belgian Utilities Contact Center Outsourcer, N-Allo, Upgrades to Integrated NICE SmartCenter Solutions for its 6 VoIP Contact Centers, Dated May 20, 2009.

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City of San Jose Police Department to Implement NICE Security Solution, NICE Inform, for its Communications Center

Ra`anana, Israel, May 14, 2009 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that the Police Department for the City of San Jose, the tenth most populous U.S. city and the third largest city in the State of California, has decided to implement NICE Inform and other NICE solutions to enhance handling of critical calls at its communications center. The center handles approximately one million emergency and non-emergency calls each year. All of those calls, and the Department`s radio communications, will be captured, retained, reviewed and analyzed using NICE solutions.

The San Jose Police Department has a reputation for achieving results through technological innovation. San Jose was among the first big cities in the U.S. to make use of electronic citations. San Jose also broke new ground as the first American city to make 911 calls available in near real-time online. Now, with NICE Inform, San Jose will be able to rely on the new technology from NICE to efficiently handle high volumes of evidence reproduction requests and ensure call quality.

San Jose`s records custodians receive dozens of evidence reproduction requests a day - from District Attorneys and other interested parties. The NICE Inform multimedia incident information management solution will enable the San Jose Police Department to seamlessly reconstruct incidents from 911, dispatch and radio recordings, and other multimedia information. The reconstructions can then be securely organized and stored in electronic incident folders for future reference. San Jose`s NICE solution also features parallel recorders and multiple storage devices for dual recording of critical emergency communications, and NICE`s quality management application which will be integral to San Jose`s innovative quality assurance program.

"NICE is proud to announce its new relationship with the City of San Jose Police Department," said Chris Wooten, President of the Security Division in NICE Americas. "The NICE solutions will help the San Jose Police Department enhance their incident investigations, evidence reproductions and quality assurance processes to help improve safety and security for the citizens of San Jose."

NICE Inform is the world`s first full-spectrum multimedia incident information management solution for the security market. It provides ground-breaking capabilities for effectively managing incident information from various sources, including audio, video, text and data, streamlining information-sharing, investigations and evidence delivery. The capabilities of NICE Inform also enable agencies and command and control centers to move beyond simply capturing voice communications to centrally capturing and managing many different types of multimedia information central to investigations, such as video, mug shots, affidavits and incident reports. The unique comprehensive capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government, and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security.

NICE Systems will be demonstrating NICE Inform and other NICE public safety solutions in booth #108 at the upcoming NENA 2009 Conference and Tradeshow taking place June 6 through June 11, 2009 in Fort Worth, Texas.

About the San Jose Police Department

The San Jose Police Department (SJPD) protects the streets of San Jose, California and keeps San Jose one of the safest large cities in the United States. The City of San Jose is the tenth most populous U.S. city and the third largest city in the State of California. The SJPD employs more than 1,300 sworn officers in 4 Bureaus comprised of 11 divisions with more than 67 specialized Units and assignments. One of those specialized Units - The San Jose Police Communications Unit - employs 133 Public Safety Radio Dispatchers (PSRD) and Public Safety Communications Specialists (PSCS). The Communications Unit handles close to one million emergency and non-emergency calls a year. Learn more about the City of San Jose Police Department at www.sjpd.org.

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About NICE Systems

NICE Systems is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Leading Belgian Utilities Contact Center Outsourcer, N-Allo, Upgrades to Integrated NICE SmartCenter Solutions for its 6 VoIP Contact Centers

Leverages synergies of integrated recording, quality management and workforce management solutions for improved customer service levels and operational efficiency

Ra`anana, Israel, May 20, 2009, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that leading Belgian contact center outsourcer, N-Allo, is upgrading to NICE`s integrated NICE SmartCenter solution at their 1,300-seat, six VoIP contact centers. The NICE solution will enable N-Allo to leverage the synergies of its integrated VoIP-based recording, quality management, and workforce management solutions to improve customer service levels and operational efficiency throughout the organization.

"While we have been using NICE`s quality management and IEX`s workforce management solutions separately for several years now, after evaluating our needs we saw the clear value of integrating these capabilities into one solution with a single unified user interface, "said Bernard Questiaux, CTO of N-Allo. "Using the comprehensive NICE SmartCenter solution will provide us with a global view of the issues facing our contact centers today, simplify our administration, and enable us to extract important insights to improve operational efficiencies and customer satisfaction levels."

The NICE solution features the integration of VoIP-based call recording, quality management, and workforce management solutions, all designed to dramatically improve service levels and increase caller satisfaction. By targeting key calls, contact center supervisors will more accurately be able to identify how agent behaviors are impacting quality of service so they can develop programs for sharing best practices as well as programs for performance improvement where needed. Combined with NICE`s integrated workforce management offering, supervisors will now be able to schedule their 1,300 agents at the right time for the most relevant coaching sessions to correct sub-optimal agent behavior, all while ensuring that service levels adhere to the company`s operational and performance goals.

"The needs of contact centers to meet customer demands for first-rate customer service while running the contact center at maximum cost efficiency and maintaining their customer base, necessitates a robust and comprehensive solution," stated Tamir Ginat, President of NICE EMEA.  "N-Allo`s upgrade to the comprehensive NICE SmartCenter solution demonstrates our ability to provide contact center managers with a unified view of customer service and operational activities to proactively meet their business goals."

About N-Allo

N-Allo is a subsidiary of Electrabel, Europe`s leading energy company part of GDF SUEZ. Formed in 1999 to better address the needs of Electrabel customers, N-Allo was originally specialized in providing contact center services for the utilities sector. Through expertise gained from handling Electrabel`s customer contacts, N-Allo became a trusted partner of a wide variety of companies and organizations.. N-Allo currently employs more than 1200 people and achieved turnover of Euro54 million in 2007. More information is available at http://www.n-allo.be/.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

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NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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